DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

July 24, 2008

Michael E. McTiernan, Special Counsel

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561CF/AD8

Washington, DC 20549

Re:                             Cornerstone Core Properties REIT, Inc.

Post-Effective Amendment No. 10 to Form S-11

Commission File No. 333-121238

Dear Mr. McTiernan:

On behalf of the above-referenced registrant, we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to Terry G. Roussel of the registrant dated July 3, 2008.  This letter provides responses to the comment letter, with responses keyed to the staff’s numbered comments, which are also reproduced below in bold.

Supplement

1.              Please expand your description of recent acquisitions to cover the period since the beginning of the last period for which you have included financial information.  Please disclose the weighted average capitalization rate on these acquisitions or some other measure of yield.

Response:  The registrant did not acquire any properties during the period from January 1, 2008 through March 31, 2008, the last period for which financial information is included in the supplement.  However, the registrant acknowledges this comment and, if applicable, will include a summary of acquisition activity covering the corresponding period in future supplements.  With regard to the staff’s request for disclosure of the weighted average capitalization rates on acquisitions, the registrant respectfully submits that to present a precise capitalization rate for Monroe North Commercenter, the only property acquired during the period covered by the supplement, would expose the registrant to competitive harm in connection with its leasing activity at the property.  In response to your comment, the registrant will add disclosure to the supplement to indicate that the acquisition of this property did not materially impact the weighted average capitalization rate for the portfolio.  More generally, the registrant objects to the requirement to disclose weighed average capitalization rates for properties it acquires in future periods.  The registrant believes the disclosure of average capitalization rates, or other yield measures, would be problematic for the following reasons:

a.              As mentioned above, when a registrant has purchased only a single property during the period covered by the supplement, the disclosure of that property’s capitalization rate can create a competitive disadvantage for the registrant with respect to current and prospective tenants that could harm the operating results for the property.

b.             Without additional and formalized guidance from the staff regarding the appropriate method for calculating capitalization rates or yields on newly acquired properties for the purpose of prospectus supplements, the disclosure is likely to lead to inappropriate comparisons between registrants using measures of yield that are calculated using differing methodologies.  Such disparate measures are likely to create confusion for investors who are trying to evaluate and compare the registrants.

c.              Capitalization rates represent only the reward component of a “risk/reward” analysis. A high capitalization rate may be an indicator of a high risk of tenant loss or a low probability of rental income growth. Accordingly, the capitalization rate is only one of many factors used to evaluate the future performance of a real estate acquisition.

d.             Presentation of capitalization rates in isolation may create a misleading expectation regarding the future operating results of a property.  This may occur with any acquired property simply as a result of near-term lease expiration, but it is especially likely to be the case when properties are purchased with a view to redevelopment or repositioning.  In these instances, the use of pro forma estimates might be more appropriate. However, with respect to non-traded REITs that are subject to the NASAA Statement of Policy Regarding Real Estate Investment Trusts, the use of such pro forma estimates to calculate capitalization rates or other measures of yield may be found by state securities regulators to conflict with the NASAA statement’s prohibition against the use of forecasts by non-specified property REITs.

e.              This disclosure requirement will only apply to non-traded REITs and other registrants that are subject to the requirements of Industry Guide 5.  Traded REITs, and other public real estate companies, most of which do not currently report this information at the time they acquire new properties, are likely to benefit from this information disparity at the direct cost to non-traded REITs with which they compete.  The registrant acknowledges that such disparities are created routinely by legislation and other governmental action, however, the registrant submits that in this case this significant change is being effected without the benefit of meaningful public comment and oversight.

2.              Please include a lease expiration table.

Response:  The table below shows lease expiration information as of the end of the first quarter of 2008. Estimated amortization for April 1, 2008 through December 31, 2008 and each of the four  subsequent years is as follows:

	No. of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring	Percent of Total Annual Base Rent Expiring
April 1 – December 31, 2008	34	132,588	943,000	12.6%	11.9%
Year ended 2009	16	85,315	660,000	8.1%	8.3%
Year ended 2010	37	117,169	982,000	11.0%	12.4%
Year ended 2011	36	302,174	2,608,000	28.7%	32.9%
Year ended 2012 and thereafter	17	340,174	2,730,000	32.4%	34.5%
	140	977,420	7,923,000	92.8%	100.0%

The following table sets forth lease expiration information at December 31, 2007 as presented in the registrant’s annual report on form 10-K and incorporated by reference into the registrant’s registration statement:

Year Ending December 31	No. of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring	Percent of Total Annual Base Rent Expiring
2008	33	211,983	$1,550,000	20.2%	20.9%
2009	16	85,112	641,000	8.1%	8.6%
2010	34	112,172	923,000	10.7%	12.4%
2011	38	258,882	2,397,000	24.6%	32.3%
2012 and thereafter	17	340,174	2,622,000	32.4%	25.8%
	138	1,008,323	$8,133,000	96.0%	100.0%

Because the registrant has slowed its acquisition activity in response to current market conditions, the two lease expiration tables show only minor variance that is entirely consistent with the expiration and renewal leases during the first half of this year.  The lack of volatility in the tables is also related to the multi-tenant nature of the registrant’s properties and the registrant’s lack of exposure to large single tenants.  Due to the lack of unexpected variance between the two tables, the registrant respectfully submits that the inclusion of the lease expiration table in this supplement is unnecessary.  The registrant acknowledges that in instances where acquisition or disposition activity or other factors have produced significant or unexpected changes to portfolio lease expirations, the inclusion of an updated lease expiration table in a prospectus supplement would be appropriate.  However, the registrant believes the decision regarding the materiality of such changes is more appropriately left with the registrant.  For the foregoing reasons, the issuer respectfully requests that you reconsider whether a revised lease expiration table is necessary in every quarterly supplement.

3.              Please include FFO per share calculations for each quarter shown.

Response:  We will make the requested change in pre-effective amendment no.1 to post-effective amendment no. 10.

Thank you for your attention to this matter.  Please contact me with any comments that you may have.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner